                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------



                                 SCHEDULE 13D
                                (Rule 13d-101)



                   Under the Securities Exchange Act of 1934



                            COMPUSERVE CORPORATION
              --------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 par value
              --------------------------------------------------
                         (Title of Class of Securities)

                                    20482G10
                                 (CUSIP Number)



                               Charles T. Cannada
                  Senior Vice President - Corporate Development
                                 WorldCom, Inc.
                              515 East Amite Street
                         Jackson, Mississippi 39201-2702
                                 (601) 360-8600
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 7, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              Page 1 of 12 Pages

-----------------------                                  ---------------------
  CUSIP NO. 20482G10                    13D                Page 2 of 12 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                      WorldCom, Inc.
                                      58-1521612

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEAGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      Georgia

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                        NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                      74,200,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                         NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                      74,200,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                      74,200,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12
                                      80.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
13
                                      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 20482G10                    13D                Page 3 of 12 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                      Walnut Acquisition Company, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                        NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                      74,200,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                         NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                      74,200,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                      74,200,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
                                      80.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      00

------------------------------------------------------------------------------

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 4 of 12 Pages
-------------------------                              ------------------------

Explanatory Note:

         As a result of executing (i) an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 7, 1997, by and among H&R Block, Inc., a Missouri corporation ("H&R Block"), H&R Block Group, Inc., a Delaware corporation and a wholly owned subsidiary of H&R Block ("Block Group"), CompuServe Corporation, a Delaware corporation and a majority owned subsidiary of the Block Group (the "Issuer"), WorldCom, Inc., a Georgia corporation ("WorldCom"), and Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ("WAC"), and (ii) a Stockholders Agreement (the "Stockholders Agreement") dated as of September 7, 1997, by and among H&R Block, the Block Group and WorldCom, WorldCom and WAC may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with H&R Block and/or the Block Group. WorldCom and WAC understand that H&R Block has previously filed a separate Statement on Schedule 13G with respect to its beneficial ownership of the Issuer's securities.

         The information regarding H&R Block and the Block Group contained in this Statement on Schedule 13D is provided to the best knowledge of WorldCom and WAC.

Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of the Issuer. The address of the principal executive offices of the Issuer is 5000 Arlington Center Boulevard, Columbus, Ohio 43220.

Item 2.  Identity and Background

         (a) - (c) and (f). This Statement is being filed by WorldCom and WAC (the "Reporting Persons"). WorldCom is organized as a corporation under the laws of the State of Georgia, and its principal business address is 515 East Amite Street, Jackson, Mississippi 39201-2702. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

         WAC is organized as a limited liability company under the laws of the State of Delaware, and its principal business address is 515 East Amite Street, Jackson, Mississippi 39201-2702. WAC was organized for the purpose of consummating the transactions contemplated by the Merger Agreement.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of WorldCom are set forth in Annex A hereto and are incorporated herein by reference. The sole member of WAC is WorldCom and, as such, the information set forth on Annex A with respect to the directors and executive officers of WorldCom is also applicable to WAC. For purposes of this Schedule 13D, because the sole member of WAC is WorldCom, any disclosures that are made with respect to the directors and executive officers of WorldCom are intended to be made with respect to both WorldCom and WAC.

         (d) and (e). During the last five years, neither WorldCom nor WAC and, to the best knowledge of WorldCom and WAC, none of the executive officers or directors of WorldCom has

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 5 of 12 Pages
-------------------------                              ------------------------

(i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         WorldCom has the option (the "Option"), exercisable only in certain circumstances which have not yet occurred and subject to the satisfaction or waiver of certain conditions, to acquire from the Block Group all of the Shares owned by it at the time of exercise) (as of September 7, 1997, approximately 80.1% of the Shares outstanding, in consideration for the issuance of certain fully paid and nonassessable shares of the common stock, par value $.01 of WorldCom (the "WorldCom Common Stock") and the payment of certain cash consideration described below, pursuant to the Stockholders Agreement, a copy of which is attached as Exhibit 1 hereto, and is incorporated herein by reference. Pursuant to the Stockholders Agreement, the per Share price for each Share that may be acquired by WorldCom pursuant to the Option equals a fraction of a share of WorldCom Common Stock equal to the Exchange Ratio, except that (a) WorldCom will pay cash in lieu of any fractional shares and (b) in order for the transaction that would result from the exercise of the Option to qualify for certain desired tax treatment, WorldCom would pay the Block Group $1,000,000 in cash in lieu of issuing shares of WorldCom Common Stock valued at $1,100,000 (such consideration in the aggregate, being the "Purchase Price"). The "Exchange Ratio" is determined as follows: (i) if the Average Trading Price (as defined in the Stockholders Agreement) of a share of WorldCom Common Stock is greater than or equal to $29.54, the Exchange Ratio shall equal 0.40625; (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the Exchange Ratio shall equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the Exchange Ratio shall equal 0.5.

         Execution and delivery of the Stockholders Agreement by H&R Block and the Block Group was a condition to the execution of the Merger Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

         On September 7, 1997, WorldCom, H&R Block, the Block Group, the Issuer and WAC entered into the Merger Agreement and WorldCom, H&R Block and the Block Group entered into the Stockholders Agreement.

         Pursuant to the terms of both the Merger Agreement and the Stockholders Agreement, H&R Block and the Block Group have jointly and severally agreed that at any meeting of stockholders of the Issuer, however called, the Block Group will vote, and H&R Block will cause the Block Group to vote, all of the Block Group's Shares (i) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of the Issuer (the "Merger Proposal"), (ii) against any proposal for any recapitalization, merger (other than the merger contemplated by the Merger Agreement (the "Merger")), share exchange, exchange offer, tender offer, sale of assets, sale of stock or other business combination between or among the Issuer or certain entities affiliated with the Issuer, on the one hand, and any other person other than WorldCom or certain entities affiliated with

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 6 of 12 Pages
-------------------------                              ------------------------


WorldCom, on the other hand, or any liquidation, dissolution or other action or agreement, that would result in a breach of any representation, warranty, covenant or other obligation or agreement of H&R Block, the Block Group or the Issuer under the Merger Agreement or that would result in any of the conditions to the obligations of any party under the Merger Agreement not being fulfilled ("Proposals Against WorldCom's Interest"), and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement with respect to which the Block Group may be entitled to vote ("Other Proposals In WorldCom's Interest").

         In addition, pursuant to the Stockholders Agreement, H&R Block and the Block Group have irrevocably appointed WorldCom, or any nominee of WorldCom, as the true and lawful attorney, agent and proxy (the "Proxy") to vote the Shares at any shareholder meeting or otherwise in favor of the Merger Proposal and Other Proposals In WorldCom's Interest and against Proposals Against WorldCom's Interest and, upon exercise of the Option referred to herein, on any other matter.

         Also, pursuant to the terms of both the Merger Agreement and the Stockholders Agreement, H&R Block and the Block Group have agreed that they shall not, and shall not offer or agree to, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of the Shares, or any interest in the Shares, at any time prior to the consummation of the Merger or the expiration of the Stockholders Agreement.

         Pursuant to the terms of the Stockholders Agreement, H&R Block and the Block Group granted WorldCom the Option to purchase all of the Shares held by Block Group on the date of exercise of the Option (74,200,000 shares as of the date of the Stockholders Agreement, representing approximately 80.1% of the Shares outstanding as of the date of the Stockholders Agreement) for the Purchase Price described above under Item 3 hereof and on the other terms and conditions contained in the Stockholders Agreement.

         The purpose of the transactions under the Stockholders Agreement is to enable WorldCom to consummate the transactions contemplated under the Merger Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, WAC will merge with and into the Issuer, and the Issuer will be the surviving corporation.

         Pursuant to the Merger Agreement, all of the Issuer's Shares, upon the terms and conditions contained therein, would be converted into the right to receive a fraction of a share of WorldCom Common Stock equal to the Exchange Ratio, except that WorldCom will pay cash in lieu of any fractional shares and, in order for the transaction to qualify for certain desired tax treatment, WorldCom will pay the Block Group $1,000,000 in cash in lieu of issuing shares of WorldCom Common Stock valued at $1,100,000.

         Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Following the consummation of the Merger, WorldCom intends to cause the Issuer to transfer certain assets related to the Issuer's online services business to America Online, Inc., a Delaware corporation ("AOL"), pursuant to a Purchase and Sale Agreement (the "Purchase and Sale Agreement") dated as of September 7, 1997 by and among AOL, WorldCom, and ANS Communications, Inc., a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference.

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 7 of 12 Pages
-------------------------                              ------------------------

         Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any foreign competition law or similar law with respect to the Merger, the receipt of other required regulatory approvals, the absence of certain material adverse changes, and the expiration or termination of any applicable waiting periods under the HSR Act with respect to the transactions contemplated by the Purchase and Sale Agreement.

         Except as otherwise set forth in this Item 4, neither WorldCom nor WAC has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing the Shares to cease to be authorized to be quoted or the National Market System of the National Association of Securities Dealers Automated Quotation System; (viii) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(ix) any action similar to any of those actions set forth in this Paragraph involving the Issuer or the Shares.

Item 5.  Interest in Securities of the Issuer

         (a) and (b). WorldCom has an Option, exercisable only in certain circumstances and subject to the satisfaction or waiver of certain conditions, to acquire from the Block Group all of the Shares owned by it at the time of exercise. Based upon the representations of the Issuer, H&R Block and the Block Group contained in the Merger Agreement, there were 92,600,000 Shares outstanding as of September 7, 1997. Based on such representations, the Option is exercisable for 74,200,000 Shares, or approximately 80.1% of the outstanding Shares. When and if WorldCom acquires such Shares, it will have sole voting and investment power with respect thereto.

         Pursuant to the terms of both the Merger Agreement and the Stockholders Agreement, H&R Block and the Block Group have jointly and severally agreed that at any meeting of stockholders of the Issuer, however called, the Block Group will vote, and H&R Block will cause the Block Group to vote, all of the Block Group's Shares (which, based on the representations of the Issuer, H&R Block and the Block Group contained in the Merger Agreement and described above, equaled 74,200,000 Shares, or 80.1% of the then issued and outstanding Shares) in favor of the Merger Proposal and the Other Proposals In WorldCom's Interest and against any Proposals Against WorldCom's Interest. In addition, pursuant to the Stockholders Agreement, H&R Block and the Block Group have irrevocably appointed WorldCom, or any nominee of WorldCom, as Proxy to vote the Shares in such manner at any shareholder meeting or otherwise and, upon exercise of the Option, on any other matter.

         Pursuant to the terms of both the Merger Agreement and the Stockholders Agreement, H&R Block and the Block Group have agreed that they shall not, and shall not offer or agree to, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of the Shares, or any interest in the Shares, at any time prior to the consummation of the Merger or the expiration of the Stockholders Agreement.

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 8 of 12 Pages
-------------------------                              ------------------------

         Other than as a result of the Option, the Proxy, the obligations of H&R Block and the Block Group to vote in a certain manner, or the restrictions on disposition, all as described above, neither WorldCom nor any of its subsidiaries beneficially owns any Shares. To the knowledge of WorldCom and WAC, none of the executive officers and directors of WorldCom beneficially own any Shares. WorldCom and WAC disclaim beneficial ownership of such Shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that WorldCom or WAC is the beneficial owner of such Shares.

         (c) Other than the Merger Agreement described in response to Item 4 (which response is incorporated herein by reference) and the Stockholders Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference), there have been no transactions in Shares or, to the knowledge of WorldCom and WAC, by any of WorldCom's executive officers and directors, during the past 60 days.

         (d) To the knowledge of WorldCom and WAC, the right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by the Block Group are held by the Block Group.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than the Merger Agreement described in response to Item 4 (which response is incorporated herein by reference) and the Stockholders Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between WorldCom or WAC and any other person, or, to the best knowledge of WorldCom and WAC, among any of WorldCom's executive officers and directors or between any of WorldCom's executive officers and directors and any other person, with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1  Stockholders Agreement dated as of September 7, 1997.

         Exhibit 2  Agreement and Plan of Merger dated as of September 7, 1997.

         Exhibit 3  Purchase and Sale Agreement dated as of September 7, 1997.

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 9 of 12 Pages
-------------------------                              ------------------------

         The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  September 15, 1997

                                    WORLDCOM, INC.


                                    By:   /s/ Charles T. Cannada
                                       ----------------------------------------
                                             Name: Charles T. Cannada
                                             Title:  Senior Vice President

                                    WALNUT ACQUISITION COMPANY, L.L.C.

                                    By:  WORLDCOM, INC., its sole member


                                    By:  /s/ Charles T. Cannada
                                       ----------------------------------------
                                             Name:  Charles T. Cannada
                                             Title:  Senior Vice President

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 10 of 12 Pages
-------------------------                              ------------------------

                                     ANNEX A

                  Listed below are the names, addresses, positions held with the Company and principal occupations of the directors and executive officers of WorldCom, Inc. Each of the persons listed below is a United States citizen.

Directors and Executive Officers of WorldCom, Inc.
--------------------------------------------------

           Name                           Address                     Position with            Principal
           ----                           -------                     -------------            ---------
                                                                         Company               Occupation
                                                                         -------               ----------
Carl J. Aycock              Master Corporation                           Director          Self-employed as a
                            123 South Railroad Avenue                                      financial administrator
                            Brookhaven, Massachusetts 39601

Max E. Bobbitt              Metromedia Asia Services, Inc. 110           Director          President and Chief
                            E. 42nd Street, Suite 1501 New                                 Executive Officer,
                            York, New York 10017                                           Metromedia Asia
                                                                                           Corporation

Bernard J. Ebbers           515 East Amite Street                Director, President and   President and Chief
                            Jackson, Mississippi  39201-2702     Chief Executive Officer   Executive Officer,
                                                                                           WorldCom, Inc.

Francesco Galesi            The Galesi Group                             Director          Chairman and Chief
                            435 East 52nd Street                                           Executive Officer, The
                            New York, New York 10022                                       Galesi Group

Richard R. Jaros            Kiewit Diversified Group, Inc.               Director          President, Kiewit
                            3555 Farnam Street                                             Diversified Group, Inc.
                            Omaha, Nebraska 68131

Stiles A. Kellett, Jr.      Kellett Investment Corp.                     Director          Chairman, Kellett
                            200 Galleria Parkway,                                          Investment Corp.
                            Suite 1800
                            Atlanta, Georgia 30339

David C. McCourt            C-TEC Corporation                            Director          Chairman of the Board
                            105 Carnegie Center                                            and Chief Executive
                            Princeton, New Jersey 08540                                    Officer, C-TEC
                                                                                           Corporation

John A. Porter              Hidden Bridge Farm                           Director          Chairman of the Board of
                            1809 Chancellor Point Road                                     Directors and Chief
                            Trappe, Maryland 21673                                         Executive Officer,
                                                                                           Industrial Electric
                                                                                           Manufacturing, Inc.

-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 11 of 12 Pages
-------------------------                              ------------------------


           Name                           Address                     Position with            Principal
           ----                           -------                     -------------            ---------
                                                                         Company               Occupation
                                                                         -------               ----------
John W. Sidgmore            UUNET Technologies, Inc.             Director, Vice Chairman   Vice Chairman of the
                            3060 Williams Drive                  of the Board and Chief    Board and Chief
                            Fairfax,Virginia 22031                 Operations Officer      Operations Officer,
                                                                                           WorldCom, Inc.

Scott D. Sullivan           515 East Amite Street                    Director, Chief       Chief Financial Officer
                            Jackson, Mississippi  39201-2702      Financial Officer and    and Secretary, WorldCom,
                                                                        Secretary          Inc.

Lawrence C. Tucker          Brown Brothers Harriman & Co.                Director          General Partner, Brown
                            59 Wall Street                                                 Brothers Harriman & Co.
                            New York, New York 10005


-------------------------                              ------------------------
    CUSIP NO. 20482G10                  13D               Page 12 of 12 Pages
-------------------------                              ------------------------


                                  EXHIBIT INDEX

Item 7. Material to be Filed as Exhibits

        Exhibit 99.1 Stockholders Agreement dated as of September 7, 1997.

        Exhibit 99.2 Agreement and Plan of Merger dated as of September 7, 1997.

        Exhibit 99.3 Purchase and Sale Agreement dated as of September 7, 1997.